UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK plc

GSK confirms that the Company's Q2 2026 results are due to be published via the London Stock Exchange on Tuesday 28 July 2026. GSK will also provide an update on portfolio growth opportunities.

The results announcement dates and respective record and dividend dates for the remainder of the financial year are set out below:

Results	Announcement date	Ordinary Shares Ex-dividend date	American Depositary Shares Ex-dividend date	Record date	Last date for DRIP elections	Payable
Q2 2026	Tuesday 28 July 2026	Thursday 13 August 2026	Friday 14 August 2026	Friday 14 August 2026	Thursday 17 September 2026	Thursday 8 October 2026
Q3 2026	Wednesday 28 October 2026	Thursday 12 November 2026	Friday 13 November 2026	Friday 13 November 2026	Monday 14 December 2026	Thursday 7 January 2027
Q4 2026	Wednesday 3 February 2027	Thursday 18 February 2027	Friday 19 February 2027	Friday 19 February 2027	Tuesday 16 March 2027	Thursday 8 April 2027

These dates are indicative and may be subject to change.

V A Whyte
Company Secretary

22 May 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: May 22, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc